CARIBBEAN WATER TECHNOLOGIES, INC.

Comparative Financial Statements

Years ended December 31, 2024 and December 31, 2025

Prepared for inclusion with the Company's Regulation Crowdfunding Form C. These statements have not been audited or reviewed by an independent public accountant.

Basis of issuance

Management prepared these comparative financial statements from the Company's accrual accounting records, executed agreements and supporting workpapers through October 26, 2026. Management has approved the carrying amounts, classifications and estimates presented as its best estimates based on the information available on the issuance date.

The statements include comparative balance sheets, statements of comprehensive loss, statements of cash flows and recorded-cash reconciliation, statements of changes in stockholders' deficit, and accompanying notes. The principal executive officer certification required for the offering will be executed separately as part of Form C; no signature is reproduced in this attachment.

Reporting currency: United States dollars

Issuer: Caribbean Water Technologies, Inc., a U.S. Virgin Islands corporation

Fiscal year end: December 31

Comparative Balance Sheets

December 31, 2024 and 2025

Account	2024	2025
Cash		
Petty cash	$8,500.00	$3,000.00
FirstBank	$1,898.00	$18.39
Regions Bank	$119,757.62	$20,858.08
Total cash	**$130,155.62**	**$23,876.47**
Other current assets		
Business cash advances	$19,938.78	$19,346.75
Employee advances	$76,045.84	$121,683.33
Merchant terminal testing clearing	($0.07)	$0.93
Inventory acquisition control	$19,995.61	$78,967.22
Personal credit-card settlement control	$17,404.89	$31,939.48
AMEX Delta settlement control	$0.00	$5,489.11
AMEX Gold settlement control	$28,338.38	$59,781.77
Citibank settlement control	$2,283.45	$8,547.16
Discover settlement control	$24,595.01	$36,471.56
Fifth Third settlement control	$3,093.00	$6,846.44
Prepaid expenses	$46,822.57	$15,134.57
Spare parts and supplies	$92.22	$92.22
Employee FICA recovery	$11,262.33	$21,373.08
Total other current assets	**$249,872.01**	**$405,673.62**
Noncurrent and intangible assets		
Office furniture and equipment	$12,242.00	$16,092.68
Accumulated depreciation - office	($346.11)	($1,265.94)
Accumulated depreciation - events	$0.00	($784.38)
Accumulated depreciation - installation	$0.00	($325.00)
Cryptocurrency	$0.00	$65.13
Due from Soca Shores LLC	$0.00	$15,000.00
Refundable security deposits	$2,000.00	$1,125.00
Website development	$2,000.00	$2,000.00
Accumulated website amortization	($500.00)	($1,166.67)
Total noncurrent and intangible assets	**$15,395.89**	**$30,740.82**
TOTAL ASSETS	**$395,423.52**	**$460,290.91**

The employee FICA recovery reflects management's approved recovery through later compensation. Other current-asset control accounts are carried at management's approved recorded amounts; significant estimates and related-party matters are described in the notes.

Comparative Balance Sheets

Liabilities and stockholders' deficit - December 31, 2024 and 2025

Account	2024	2025
Current liabilities		
Accrued liabilities and other payables	$4,831.89	$10,344.94
Accrued officer compensation	$69,446.58	$154,541.77
Employee reimbursements payable	$0.00	$11,506.76
Estate of Vera classification control	$3,000.00	$3,000.00
Employer FICA payable	$11,262.33	$21,373.08
Employee FICA payable	$11,262.33	$21,373.08
Total current liabilities	**$99,803.13**	**$222,139.63**
Other liabilities		
Accrued convertible-note interest	$9,695.89	$26,695.89
BTII license-settlement clearing - debit balance	($61,232.74)	($107,821.48)
Convertible notes - Daniel funded control	$555,000.00	$960,000.00
Convertible notes - direct-holder funded control	$275,000.00	$274,500.00
Due to BTII - separate cash borrowing	$12,500.00	$12,947.89
Total other liabilities	**$790,963.15**	**$1,166,322.30**
TOTAL LIABILITIES	**$890,766.28**	**$1,388,461.93**
Stockholders' deficit		
Additional paid-in capital	$39,620.00	$181,544.92
Accumulated deficit	($534,962.76)	($1,109,715.94)
TOTAL STOCKHOLDERS' DEFICIT	**($495,342.76)**	**($928,171.02)**
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	**$395,423.52**	**$460,290.91**

The BTII license-settlement clearing debit is presented within the historical net related-party liability control to preserve the approved carrying amounts. It does not represent a receivable from BTII. Note 6 describes the related agreement and management's presentation conclusion.

Presentation correction, October 30, 2026: Other-liability subtotals now include accrued note interest. Total liabilities are unchanged.

Comparative Statements of Comprehensive Loss

Years ended December 31, 2024 and 2025

Account	2024	2025
Revenue and gross profit		
SHORES boxed-water product sales	$24,032.60	$63,808.82
Other gain - debt settlement	$0.00	$351.78
Total income	**$24,032.60**	**$64,160.60**
Cost of goods sold	$13,517.52	$18,367.11
Gross profit	**$10,515.08**	**$45,793.49**
Operating expenses		
Advertising and marketing	$85,938.80	$97,145.89
Website amortization	$500.00	$666.67
Automobile	$5,526.87	$4,172.90
Bank fees and charges	$2,215.93	$6,129.18
Charitable donations	$0.00	$13,729.95
Consulting	$15,648.64	$2,500.00
Creative production and video commercial	$14,000.00	$97,005.00
Depreciation	$346.11	$2,029.21
Ground transportation and car rental	$5,569.88	$3,462.11
Insurance	$2,097.85	$2,874.52
IT and internet	$6,776.85	$8,369.74
Legal, professional and filing	$6,057.96	$5,831.32
Lodging	$13,123.71	$4,983.30
Meals and entertainment	$8,086.76	$3,413.91
Office supplies	$1,407.93	$766.82
Other expenses	$20,635.92	$45,632.91
Rent	$17,933.63	$24,609.75
Repairs and maintenance	$730.00	$215.07
Salaries and wages	$216,666.58	$217,261.82
Julius Jackson contracted services	$54,210.00	$1,400.00
Shipping, logistics and importation	$12,423.21	$38,374.55
Telephone	$2,699.44	$2,323.81
Travel	$34,261.16	$26,602.62
Employer FICA expense	$11,262.33	$10,110.75
Total operating expenses	**$538,119.56**	**$619,611.80**
Operating loss	**($527,604.48)**	**($573,818.31)**
Unrealized cryptocurrency loss	$0.00	$934.87
Loss before income taxes	**($527,604.48)**	**($574,753.18)**
Income tax provision	$0.00	$0.00
NET LOSS	**($527,604.48)**	**($574,753.18)**
Other comprehensive income	$0.00	$0.00
TOTAL COMPREHENSIVE LOSS	**($527,604.48)**	**($574,753.18)**

Management recorded no current income-tax provision because the Company reported losses before income taxes and established a full valuation allowance against any net deferred tax asset. Form C tax-return information, if any, is a separate filing disclosure.

Comparative Statements of Cash Flows

Years ended December 31, 2024 and 2025

Account	2024	2025
Operating activities		
Operating cash flows - previously classified	($500,680.52)	($468,335.20)
Other card-settlement and advance cash uses	($85,306.24)	($81,010.93)
Net cash used in operating activities	**($585,986.76)**	**($549,346.13)**
Investing activities		
Net cash used in investing activities	**($51,811.35)**	**($65,488.17)**
Financing activities		
Net cash provided by financing activities	**$755,822.60**	**$500,314.07**
Net change before internal cash-account reclassification	**$118,024.49**	**($114,520.23)**
Internal company cash returned to recorded bank accounts	$0.00	$8,241.08
Net change in recorded cash accounts	**$118,024.49**	**($106,279.15)**
Recorded cash, beginning of year	$12,131.13	$130,155.62
RECORDED CASH, END OF YEAR	**$130,155.62**	**$23,876.47**

Supplemental classification of other operating cash uses

Account	2024	2025
Personal credit-card settlement payments	($64,045.14)	($71,691.80)
Business cash advances	($19,815.78)	($7,649.05)
Discover issuer settlement payments	($1,445.32)	($1,670.08)
Total other operating cash uses	**($85,306.24)**	**($81,010.93)**

The 2025 internal return consists of $6,291.08 deposited from the Company safe and $1,950.00 returned through Apple Cash. Management concluded these were movements of Company funds, not revenue or external financing. They are therefore excluded from operating, investing and financing activity and shown only to reconcile the movement in the recorded bank and petty-cash accounts.

BTII lender-directed payments of $56,997.40 in 2024 and $46,588.74 in 2025 are included in financing activities under management's approved presentation of the seller-financed license arrangement.

Statements of Changes in Stockholders' Deficit

Years ended December 31, 2024 and 2025

Account	2024	2025
Beginning contributed capital	$0.00	$39,620.00
Current-year contributions and capital items	$39,620.00	$141,924.92
Ending contributed capital	**$39,620.00**	**$181,544.92**
Beginning accumulated deficit	($7,358.28)	($534,962.76)
Net loss	($527,604.48)	($574,753.18)
Ending accumulated deficit	**($534,962.76)**	**($1,109,715.94)**
TOTAL STOCKHOLDERS' DEFICIT	**($495,342.76)**	**($928,171.02)**

The Company's corporate records establish zero issued and outstanding shares at December 31, 2024 and December 31, 2025. Contributed capital represents permanent capital contributions and is not a retroactive share count. The 2026 Class A and Class C issuances are subsequent events described in Note 12.

Notes to the Comparative Financial Statements

1. Organization and basis of presentation

Caribbean Water Technologies, Inc. (the Company or CWT) is a corporation organized under the laws of the U.S. Virgin Islands on March 16, 2021. The Company purchases, imports, markets and distributes carton-packaged water under the Soca Shores and SHORES brands and holds contractual rights relating to water-purification technology.

These statements cover the years ended December 31, 2024 and 2025, are presented in U.S. dollars and were prepared by management on an accrual basis from the Company's accounting ledger through journal J234 and management's final FICA adjustments. The statements are unaudited and were not reviewed by an independent public accountant.

2. Use of estimates and management judgments

Preparation of financial statements requires management to make estimates and judgments affecting reported assets, liabilities, revenues, expenses and disclosures. Significant estimates include recoverability of employee and related-party advances, card-settlement controls, inventory carrying amounts, the BTII license arrangement, payroll-related balances, convertible-note carrying amounts, income taxes and cash-flow classification.

Management reviewed the specific measurement matters documented in the October 2026 closing workpapers and approved the recorded carrying amounts and classifications presented here as its best estimates based on available evidence. Actual settlements may differ from those estimates.

3. Revenue, inventory and cost of goods sold

Product revenue is recognized when control of finished goods transfers to the customer. Recorded product sales were $24,032.60 in 2024 and $63,808.82 in 2025. The separate $351.78 Marie Lawrence debt-settlement gain in 2025 is other income, not product revenue.

Inventory acquisition controls reflect documented purchases and acquisition costs. Management evaluated the available physical-count, packaging and cost information and retained the recorded balances as its best estimate of recoverable inventory carrying amounts. Cost of goods sold was $13,517.52 in 2024 and $18,367.11 in 2025.

4. Cash, advances and settlement controls

Recorded cash consists of petty cash and the Company's FirstBank and Regions accounts. Company funds returned from internal custody to bank accounts during 2025 were not revenue or external financing. The statements of cash flows classify the remaining card-settlement, Discover and business-advance cash uses as operating activities and separately reconcile the internal transfer to recorded cash accounts.

Employee advances and card-settlement controls are presented at the approved recorded balances. Management expects recovery through repayment, later compensation, business-purpose substantiation or settlement and concluded that no additional allowance was required on the issuance date. The conclusion is an estimate and is monitored as collections and settlements occur.

5. Convertible notes and noncash instruments

Recorded funded-note controls total $830,000 at December 31, 2024 and $1,234,500 at December 31, 2025, before separately recorded accrued interest. Contractual face amounts can differ from cash funded and accounting carrying amounts, particularly for replacement notes, service instruments and contractual multipliers.

Management reviewed the noncash and replacement instruments and retained the recorded funded-note carrying amounts as the best estimate of amounts recognizable at the reporting dates. Pia Tramone-Whited's October 1, 2025 replacement note has a $2,000,000 contractual face and Julius Jackson's June 25, 2025 services note has a $1,000,000 contractual face; neither represented new cash funding. Their contractual terms are disclosed in the Form C debt information and are not added a second time to the funded-note controls in these statements.

Daniel Nguyen's funded-note control was $555,000 at December 31, 2024 and $960,000 at December 31, 2025. His 2026 equity issuance and release of prior note rights are subsequent events and are not backdated. The $17,000 John and Huong interest entry included in 2025 was recorded once through J234.

Notes to the Comparative Financial Statements

6. Related parties and BTII technology license

Bondurant Technologies, Inc. (BTII), a founder-related entity, granted CWT a nonexclusive, nontransferable technology license under an agreement dated January 5, 2022 with a stated fee of $250,000. Payments directed to BTII's SBA lender were $56,997.40 in 2024 and $46,588.74 in 2025. Cumulative settlement debits were $61,232.74 and $107,821.48 at the respective year ends.

The agreement stops payments at the earlier of satisfaction of the stated fee or payoff of BTII's SBA obligation. Management retained the historical net settlement-clearing presentation and did not recognize the nominal $142,178.52 difference as an additional payable at December 31, 2025. Separate cash borrowings due to BTII were $12,500.00 and $12,947.89 and are not netted with the license disclosure.

CWT advanced $15,000 to Soca Shores LLC, another related entity, during 2025 under an interest-free arrangement due March 6, 2027. Management expects collection and concluded that no allowance or imputed-interest adjustment was material at December 31, 2025.

7. Property, equipment, website and depreciation

Furniture and equipment are carried at recorded cost and depreciated using management's estimated useful lives. Website development costs of $2,000 are amortized over three years. Depreciation and amortization recognized in the accompanying statements reflect the Company's placed-in-service information and management estimates.

8. Compensation and payroll-related balances

Employer FICA expense was $11,262.33 in 2024 and $10,110.75 in 2025. Cumulative employer and employee FICA payables were each $11,262.33 at December 31, 2024 and $21,373.08 at December 31, 2025. The employee-share recovery is recorded separately and is expected to be recovered through later compensation in accordance with management's approved treatment.

9. Income taxes

The Company recorded no current income-tax expense for 2024 or 2025 because it reported losses before income taxes. Management concluded that any net deferred tax asset should be fully offset by a valuation allowance because realization was not more likely than not on the issuance date. Accordingly, comprehensive loss equals net loss for both years.

No filed 2025 corporate income-tax return was located in the records used to prepare these statements. Book losses are not represented as filed taxable losses. Any tax-return information required by Form C is provided separately from these financial statements.

10. Going concern and liquidity

The Company incurred comprehensive losses of $527,604.48 in 2024 and $574,753.18 in 2025, and liabilities exceeded assets at both year ends. These conditions raise substantial doubt about the Company's ability to continue as a going concern for one year after issuance of these statements.

Management's plans include increasing product sales, expanding distribution and hospitality channels, managing operating expenditures, obtaining additional financing and conducting the proposed Regulation Crowdfunding offering. The statements do not include adjustments that could result if the Company is unable to continue as a going concern.

11. Commitments and contingencies

The Company is party to convertible instruments, related-party arrangements, product and logistics commitments and ordinary-course operating agreements. Management evaluated the available executed records and recorded or disclosed the material amounts identified through the issuance date. No assurance can be given that future settlements will equal recorded carrying amounts.

12. Subsequent events

Management evaluated subsequent events through October 26, 2026, the issuance date of these statements. During 2026 the Company issued Class A and nonvoting Class C shares, completed transfers of existing founder Class A shares, executed additional securities instruments and prepared a proposed Regulation Crowdfunding SAFE offering with a $124,000 maximum. These events are disclosed in Form C and were not recorded as 2024 or 2025 share issuances.

Management Responsibility

Management is responsible for the preparation and fair presentation of these financial statements, including the selection and application of accounting policies, the reasonableness of significant estimates, and the maintenance of supporting records and internal controls appropriate to the Company's circumstances.

These statements are unaudited and have not been reviewed by an independent public accountant. The absence of an audit or review does not reduce management's responsibility for the information presented.

Principal executive officer	Nimon Bondurant, President
Issuer	Caribbean Water Technologies, Inc.
Statement issuance date	October 26, 2026
Certification status	To be executed separately with Form C; this attachment does not reproduce a signature.

The principal executive officer certification required by Regulation Crowdfunding is made in the filed Form C. No certification, signature, filing or submission occurs merely by preparing or uploading this attachment.